Exhibit 99.47

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - -- - - - - - - - - -

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		June 30, 2020	December 31, 2019
	Note	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$1,361	$2,159
Trade receivables, net		838	1,108
Other assets	5	855	1,398
Inventories	6	143	135
Income taxes receivable		1,567	1,743
		4,764	6,543
Assets held for sale	7	-	7
TOTAL CURRENT ASSETS		4,764	6,550

NON-CURRENT ASSETS:
Property, plant and equipment, net	8	34,935	37,774
Right-of-use assets	11	5,782	6,233
Intangible assets, net		550	675
Long-term deposits and equipment prepayments	9	1,027	1,148
Embedded derivative	10	596	476
TOTAL NON-CURRENT ASSETS		42,890	46,306
TOTAL ASSETS		$47,654	$52,856

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	10	$12,309	$874
Current maturities of lease liabilities	11	741	746
Accounts payable and accrued liabilities		2,140	2,389
TOTAL CURRENT LIABILITIES		15,190	4,009

NON-CURRENT LIABILITIES:
Long-term debt	10	3,778	14,849
Lease liabilities	11	5,101	5,717
Asset retirement provision	12	187	193
TOTAL NON-CURRENT LIABILITIES		9,066	20,759

TOTAL LIABILITIES		24,256	24,768
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	13	30,867	30,475
Contributed surplus		4,541	3,469
Accumulated deficit		(12,010)	(5,856)
TOTAL EQUITY		23,398	28,088
TOTAL LIABILITIES & EQUITY		$47,654	$52,856

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except earnings per share)

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
	Note	Unaudited

Revenues	13	$7,372	$8,517	$16,584	$12,146
Cost of revenues		7,506	4,587	15,423	8,003
Gross profit (loss)		(134)	3,930	1,161	4,143

Gain on disposition of cryptocurrencies		23	-	23	-
General and administrative expenses		1,371	3,355	4,176	5,275

Operating income (loss)		(1,482)	575	(2,992)	(1,132)
Loss on disposition of property, plant and equipment		(707)	(4)	(707)	(7)
Financial income		57	-	265	-
Financial expenses		(1,602)	(1,891)	(2,832)	(2,187)
Loss before taxes on income		(3,734)	(1,320)	(6,266)	(3,326)

Income tax benefit		(4)	-	(112)	-
Net loss and total comprehensive loss		$(3,730)	$(1,320)	$(6,154)	$(3,326)

Attributable to:
Equity holders of the Company		$(3,730)	$(834)	$(6,154)	$(2,124)
Non-controlling interest		-	(486)	-	(1,202)
		$(3,730)	$(1,320)	$(6,154)	$(3,326)
Net loss per share attributable to equity
holders of the Company (in U.S. dollars):

Basic and diluted loss per share	15	$(0.04)	$(0.01)	$(0.07)	$(0.04)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Equity attributable to equity holders of the Company
	Share	Contributed	Obligation to issue	Accumulated		Non- controlling	Total
	capital	surplus	shares	deficit	Total	interest	equity
Balance as of January 1, 2020	$30,475	$3,469	$-	$(5,856)	$28,088	$-	$28,088
Net loss and total comprehensive loss	-	-	-	(6,154)	(6,154)	-	(6,154)
Share-based payment	192	1,072	-	-	1,264	-	1,264
Exercise of warrants	200	-	-	-	200	-	200
Balance as of June 30, 2020 (unaudited)	$30,867	$4,541	$-	$(12,010)	$23,398	$-	$23,398

Balance as of January 1, 2019	$19,812	-	$4,386	$(8,755)	$15,443	$5,209	$20,652
Net loss and total comprehensive loss	-	-	-	(2,124)	(2,124)	(1,202)	(3,326)
Share-based payment in legal subsidiary	-	1,410	-	-	1,410	161	1,571
Exchange of share based payment from legal subsidiary to the Company	141	766	-	-	907	(907)	-
Exchange of exchangeable shares issued in the reverse acquisition	4,386	-	(4,386)	-	-	-	-
Balance as of June 30, 2019 (unaudited)	$24,339	$2,176	$-	$(10,879)	$15,636	$3,261	$18,897

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from operating activities:
Net loss	$(6,154)	$(3,326)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,730	2,647
Financial expenses	2,832	2,203
Share-based payment	1,264	1,571
Financial income	(426)	-
Interest and financial expenses paid	(1,935)	(821)
Loss on disposal of property, plant and equipment and provision for asset retirement	708	16
	8,173	5,616
Changes in non-cash working capital components (A)	429	(801)
Net cash provided by operating activities	2,448	1,489
Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets	(3,216)	(5,870)
Proceeds from sale of property, plant and equipment	602	1,405
Advance payments for equipment	-	(6,120)
Net cash used in investing activities	(2,614)	(10,585)

Cash flows from financing activities:
Issuance of warrants	-	3,368
Exercise of warrants	200	-
Proceeds from long-term debt, net	-	11,201
Repayment of lease liabilities	(351)	(331)
Repayment of long-term debt	(453)	(340)
Net cash provided by (used in) financing activities	(604)	13,898
`
Exchange rate differences on currency translation	(28)	-

Increase (decrease) in cash and cash equivalents	(798)	4,802
Cash and cash equivalents at beginning of period	2,159	552

Cash and cash equivalents at end of period	$1,361	$5,354

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,
		2020	2019
		Unaudited
(A)	Changes in working capital components:
	Decrease (increase) in trade receivables, net	$193	$(15)
	Decrease (increase) in other current assets	550	(372)
	Increase in inventories	(15)	(161)
	Decrease (increase) in long-term deposits	121	(294)
	Increase (decrease) in accounts payable and accrued liabilities	(487)	98
	Decrease (increase) in income taxes receivable Decrease in liabilities held for sale	67	(7)
		-	(50)
		$429	$(801)

(B)	Significant non-cash transactions:
	Addition of right-of-use assets and related lease liabilities	$36	$175
	Purchase of property, plant and equipment financed by short-term credit	$819	$708

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL AND LIQUIDITY

a.	The Company was incorporated under the Canada Business Corporations Act on October 11, 2018 and has its registered and head office located at 1376 Bayview Avenue, Suite 1, Toronto, ON M4G 3A1.

b.	These interim financial statements have been prepared in a condensed format as of June 30, 2020 and for the three and six months then ended ("interim consolidated financial statements"). The interim condensed consolidated financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes ("annual consolidated financial statements").

c.	For the six months ended June 30, 2020, the Company had a net loss of $6,154. As of June 30, 2020, the Company had negative working capital of $10,426 and an accumulated deficit of $12,010. Based on internally prepared forecasted cash flows that take into consideration what management of the Group considers reasonably possible scenarios, as well as the refinancing of long-term debt and equipment lease described in Note 18, management believes that the Group will continue to be able to achieve positive cash flows from operations that will enable the Group to meet its obligations for at least one year from the date of the interim consolidated financial statements.

The Group is primarily engaged in the cryptocurrency mining industry, that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Group's operations. Due to the volatility of cryptocurrency prices and the effects of possible changes in the other aforementioned factors, there can be no assurance that future mining operations will be profitable and generate sufficient cash flows to repay the financing facility with Dominion Capital, maturing in 2021, as described in Note 10. In addition, adverse changes to the factors mentioned above may impact the carrying value of the Company’s property, plant and equipment resulting in impairment charges being recorded.

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

7

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL AND LIQUIDITY (Cont.)

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. The impacts of COVID-19 on the Volta operating segment have reduced revenues by $469 or 32% from the sale of electrician services and parts for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, as well as having resulted in longer collection periods for outstanding trade receivables. There is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers. The Group has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $280 and will continue to monitor its eligibility to claim the CEWS. There can be no assurance that the Group will continue to be eligible for the CEWS as future changes to revenues as well as modification to the eligibility criteria may render the Group ineligible.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

d.	In these financial statements, the following terms shall have the following definitions:

1.	Bitfarms Ltd. or the Company	Bitfarms Ltd.
2.	Backbone	Backbone Hosting Solutions Inc.
3.	Volta	9159-9290 Quebec Inc.
4.	The Group	The Company and its subsidiaries
5.	BTC	Bitcoin
6.	LTC	Litecoin
7.	BVVE	Blockchain Verification and Validation Equipment

e.	These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on August 27, 2020.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, unless otherwise stated.

a.	Basis of presentation of the financial statements:

The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

8

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: CHANGES IN ACCOUNTING POLICIES

The Group, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. During the period, the Group changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Group accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Group now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Group has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form cryptocurrency. The Group measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management previously considered Coinmarketcap to be a Level 1 input under IFRS 13 Fair Value Measurement. However, management has revised this opinion and now considers Coinmarketcap to be a level 2 input as the price represents an average of quoted prices on various markets and not necessarily the Group’s principal market. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

Cryptocurrency on hand at the end of a reporting period is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and accumulated in equity under revaluation surplus. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as of the reporting date.

9

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: CHANGES IN ACCOUNTING POLICIES (Cont.)

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

The Group believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Group’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as of January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as of December 31, 2019. Furthermore, the Group’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Group’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Group may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Group’s business practice of regularly disposing of cryptocurrencies.

The Company did not have any cryptocurrency on hand as of June 30, 2020 or December 31, 2019.

NOTE 4: OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of its business units and has operating segments as follows:

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: OPERATING SEGMENTS (Cont.)

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses related to Bitfarms Ltd. (Israel) and financial expenses are managed on a group basis.

b.	Reporting on operating segments:

	Three months ended June 30, 2020 (Unaudited)
	Backbone	Volta	Adjustments	Total

Revenues:

External customers	$6,870	$502	$-	$7,372
Inter segment revenues	-	295	(295)	-
Total revenues	6,870	797	(295)	7,372

Cost of revenues	7,189	617	(300)	7,506

Gross profit (loss)	(319)	180	5	(134)
Gain on disposition of cryptocurrencies	23	-	-	23
General and administrative expenses	1,283	88	-	1,371
Loss on disposal of property, plant and equipment	(707)	-	-	(707)
Segment profit (loss)	$(2,286)	$92	$5	$(2,189)
Unallocated corporate expenses				-
Financial expenses, net				1,545
Loss before taxes on income				$(3,734)

	Three months ended June 30, 2019 (Unaudited)
	Backbone	Volta	Adiustments	Total

Revenues:

External customers	$7,687	$830	$-	$8,517
Inter segment revenues	-	910	(910)	-
Total revenues	7,687	1,740	(910)	8,517

Cost of revenues	3,926	1,416	(755)	4,587

Gross profit	3,761	324	(155)	3,930
General and administrative expenses	3,114	157		3,271
Loss on disposal of property, plant and equipment	(3)	-		(3)
Segment loss	$644	$167	$(155)	$656
Unallocated corporate expenses				85
Financial expenses, net				1,891
Loss before taxes on income				$(1,320)

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: OPERATING SEGMENTS (Cont.)

	Six months ended June 30, 2020 (Unaudited)
	Backbone	Volta	Adjustments	Total

Revenues:

External customers	$15,594	$990	$-	$16,584
Inter segment revenues	-	996	(996)
Total revenues	15,594	1,986	(996)	16,584
Cost of revenues	14,674	1,689	(940)	15,423
Gross profit	920	297	(56)	1,161
Gain on disposition of cryptocurrencies	23	-	-	23
General and administrative expenses	3,865	228	-	4,093
Loss on disposal of property, plant and equipment	(707)	-	-	(707)
Segment profit (loss)	S (3.629)	$69	$(56)	$(3,616)
Unallocated corporate expenses				83
Financial expenses, net				2,567
Loss before taxes on income				$(6,266)

	Six months ended June 30, 2019 (Unaudited)
	Backbone	Volta	Adjustments	Total

Revenues:

External customers	$10,687	$1,459	$-	$12,146
Inter segment revenues	-	1,439	(1,439)	-
Total revenues	10,687	2,898	(1,439)	12,146
Cost of revenues	6,959	2,429	(1,385)	8,003
Gross profit	3,728	469	(54)	4,143
General and administrative expenses	4,708	297	-	5,005
Loss on disposal of property, plant and equipment	(7)	-	-	(7)
Segment profit (loss)	$(987)	$172	$(54)	$(869)
Unallocated corporate expenses				270
Financial expenses, net				2,187
Loss before taxes on income				$(3,326)

12

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 5: OTHER ASSETS

	June 30,	December 31,
	2020	2019
	Unaudited

Sales taxes receivable	$542	$398
Prepaid expenses	200	558
Electricity credit and government grants receivable	113	442
	$855	$1,398

NOTE 6: INVENTORIES

	June 30,	December 31,
	2020	2019
	Unaudited
Electrical components	$143	$135

NOTE 7: ASSETS HELD FOR SALE

On May 24, 2019, the Company’s management decided to sell 2,500 Antminer L3+ and committed to carry out a plan for the sale of the equipment. In 2019, the Company had located a purchaser and received non-refundable deposits totaling approximately $332 and made the mining hardware available to the purchaser. The purchaser has not collected the mining hardware, which is no longer in use by the Company. The Company had deferred recognizing a gain on the disposition of the assets, as it was not reasonably certain that the transaction would be completed. The proceeds received from the purchaser were accounted for as a liability included in accounts payable. As of June 30, 2020, the Company’s management has determined that the Company has completed the performance obligations necessary in order to recognize the gain on the sale. An amount of $332 has been recorded as a gain on disposal of property, plant and equipment. Assets held for sale as at December 31, 2019, excluding the Antminer L3+ described above, were sold in January 2020, for approximately their carrying amount.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

a.	As of June 30, 2020, and December 31, 2019, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2020	$54,127	$9,000	$2,721	$2,415	$381	$68,644
Additions during the period	3,076	-	182	268	-	3,526
Dispositions during the period	(2,891)	-	-	(14)	-	(2,905)
Balance as of June 30, 2020 (Unaudited)	54,312	9,000	2,903	2,669	381	69,265

Balance as of January 1, 2019	35,439	9,000	2,033	2,140	333	48,945
Additions during the period	21,967	-	688	275	73	23,003
Dispositions during the period	(3,193)	-	-	-	(25)	(3,218)
Transfer to assets held for sale	(86)	-	-	-	-	(86)
Balance as of December 31, 2019	54,127	9,000	2,721	2,415	381	68,644

Accumulated Depreciation:
Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	4,879	-	39	108	30	5,056
Dispositions during the period	(1,582)	-	-	(14)	-	(1,596)
Balance as of June 30, 2020 (Unaudited)	32,273	-	140	1,735	182	34,330

Balance as of January 1, 2019	26,424	-	38	1,530	91	28,083
Depreciation	5,318	-	63	111	71	5,563
Dispositions during the period	(2,753)	-	-	-	(10)	(2,763)
Transfer to assets held for sale	(13)	-	-	-	-	(13)
Balance as of December 31, 2019	28,976	-	101	1,641	152	30,870
Net book value as of
June 30, 2020 (Unaudited)	$22,039	$9,000	$2,763	$934	$199	$34,935
December 31, 2019	$25,151	$9,000	$2,620	$774	$229	$37,774

b.	Further details of the quantity and models of BVVE held by the Company are as follows:

	Bitmain Antminer S9 (BTC/BCH)	Other Bitmain Antminers (BTC/BCH) *	Bitmain Antminer L3+ (LTC)	Innosilicon T3 & T2T (BTC/BCH) **	Canaan Avalon A10 (BTC/BCH)	Whatsminer M20S (BTC/BCH)
Balance as of January 1, 2020	15,159	2,071	400	6,543	2,490	2,470
Additions during the period	2,000	3	-	-	-	1,865
Dispositions during the period	(821)	-	-	-	(1,323)	-
Balance as of June 30, 2020 (Unaudited)	16,338	2,074	400	6,543	1,167	4,335

*	Includes 1,554 Antminer T15, 119 Antminer S17, 399 Antminer S15 and 2 Antminer S11
**	Includes 5,095 T3 and 1,448 T2T.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 8: PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group combined the hashboards of Antminer S9s which would not have been profitable to repair. The combination process of the Antminer S9 hashboards consisted of combining parts from machines that were not fully operational, in order to create fully functional machines, 821 machines were discarded as a result of this process.

In addition to the equipment details listed above, Backbone entered into profit sharing agreements with two parties to host 1,165 Antminer S9s. The profit-sharing agreements are structured such that Backbone does not share the profits with the other parties unless minimum profitability thresholds are met. Once the profitability threshold is met, the other parties are entitled to 39% of the revenues and Backbone must pay all related electricity costs. The contracts can be terminated by either party at any time. For the three and six month periods ended June 30, 2020, Backbone mined a total of approximately 12 and 30 Bitcoin (three and six month periods ended June 30, 2019, 62 and 118 bitcoin) using the hosted Antminer S9s. As at June 30, 2020, accounts payable and accrued liabilities included $13 payable to the two parties.

NOTE 9: LONG-TERM DEPOSITS AND ADVANCE PAYMENTS ON EQUIPMENT

	June 30,	December 31,
	2020	2019
	Unaudited
Security deposits for rent, energy and insurance	$1,027	$1,021
Advance payments on equipment	-	127
	$1,027	$1,148

NOTE 10: LONG-TERM DEBT

	June 30,	December 31,
	2020	2019
	Unaudited
Dominion Capital loan	$15,889	$15,084
Backbone vendor financing	-	394
Volta notes payable	100	122
Volta vendor financing	98	123
Total long-term debt	16,087	15,723
Less current maturities of long-term debt	(12,309)	(874)
Non-current maturities of long-term debt	$3,778	$14,849

a.	On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the “Lender”). The debt facility is structured into four separate loan tranches of $5,000 per tranche. Each loan tranche was drawn down in 2019 and bears interest at 10% per annum. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end of the term of the loan tranche.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 10: LONG-TERM DEBT (Cont.)

As of June 30, 2020, the loan tranches expired in March, April, June and August of 2021, however, subsequent to June 30, 2020, the expiry date of Tranche #2 was modified from April 2021 to November 2021, and a conversion feature was added to Tranche #3, expiring June 2021, as described in Note 18.

A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the total loan tranches drawn. The monthly payments shall be applied to interest and the balance to principal, and in the event that the amount of the cryptocurrency mined is less than the amount of interest owing, such additional amounts shall be remitted such that the interest is payable in full on a current basis. The loan contains a "make-whole" clause which stipulates that the 10% interest rate is calculated on the initial principal balance of the loan tranche and does not decrease as the principal balance is repaid. The 10% interest rate is calculated over the 24-month term of each loan tranche regardless of whether the loan tranche is repaid prior to its maturity. Any unpaid interest at the earlier of the loan tranche's early repayment, or the loan tranche's 24-month maturity is included in the balloon payment. The loan tranches are fully secured by the assets of the Group on a first-priority basis.

Pursuant to the terms with the Lender, the Company is required to comply with certain covenants as long as any amount is outstanding. The significant covenants are to maintain a bank balance of $1,000 at all times, as well as restrictions on issuing additional debt or selling property, plant and equipment without re-investing the proceeds into new purchases of property, plant and equipment

The loan features result in a loan liability measured at amortized cost, warrants that are accounted for as an equity component and an embedded derivative measured at fair value through profit or loss.

Loan liability

The loan is measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts are determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management had to estimate Backbone's future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. The carrying amount of the loan liability, in conjunction with the embedded derivative described below, approximates its fair value. Included in financial expenses for the three and six month periods ended June 30, 2020 are

$1,258 and $2,487 of interest expense related to the loan ($23 and $596 of interest expense for the three and six month periods ended June 30, 2019).

Embedded derivative

The value of the "make-whole" clause described above will vary based on management's projections of the timing of the loan repayment, which are based on Backbone's cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss.

16

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 10: LONG-TERM DEBT (Cont.)

Key assumptions

Key assumptions used in recording the embedded derivative as of June 30, 2020, are described below. These assumptions are subject to change based on future developments and such changes could have a material effect on embedded derivative.

Revenues - Two optimistic, two pessimistic and one status quo scenario were used in estimating future bitcoin price and network difficulty, which are key factors in predicting revenues from cryptocurrency mining. Management assigned probabilities to each scenario, which were used to calculate weighted average expected outcomes. The weighted average bitcoin price and network difficulty used in the projections in order to determine the fair value of the embedded derivative were $10.9 and 1.2x10^13, respectively.

Internal hashrate - Management was required to predict the growth of the Company's internal hashrate, one of the main revenue drivers in combination with bitcoin price and network difficulty, to predict revenues. Accordingly, management was required to make assumptions regarding the timing of all four loan tranche drawdowns as well as the pricing and availability of cryptocurrency mining hardware.

The fair value measurement is based upon level 3 inputs, as a result management has performed a sensitivity analysis using varying discount rates:

	Scenario 1	Scenario 2	Scenario 3
Discount rate	30.05%	33.05%	36.05%
Total value - asset (liability)	$(43)	$596	$1,250

As of June 30, 2020, management recognized an embedded derivative asset with a fair value of $596 (June 30, 2019 – liability of $409) resulting in an unrealized gain of $57 and $120 for the three and six months ended June 30, 2020 included in financial income (three and six month periods ended June 30, 2019 - $nil and financial expense of $409).

b.	Volta signed several agreements to purchase vehicles, with an outstanding balance of $100 (CAD $136,000) as of June 30, 2020 (December 31, 2019 - $122). Ten notes payable, bearing interest between 3.99% and 8.2% repayable in monthly instalments totaling $3 (CAD $3,700) principal and interest, maturing between October 2020 and October 2025, secured by vehicles having a net carrying value of $132.

c.	Volta received long-term vendor financing with an outstanding balance of $98 (CAD $133,000) as of June 30, 2020 (December 31, 2019 - $123), bearing interest at 5%, payable by monthly instalments of $4 (CAD $5,198) principal and interest, maturing September 2022.

17

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 11: LEASES

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and their movements during the six month period ended June 30, 2020:

	Leased		Other	Total	Lease
	premises	Vehicles	equipment	ROU	liabilities

As of January 1, 2020	$6,024	$157	$52	$6,233	$6,463
Additions and extensions	-	36	-	36	36
Depreciation	(449)	(32)	(6)	(487)	-
Payments	-	-	-	-	(578)
Interest	-	-	-	-	227
FX gain on lease liabilities	-	-	-	-	(306)
As of June 30, 2020	$5,575	$161	$46	$5,782	$5,842
Less current maturities of lease liabilities					(741)
Non-current maturities of lease liabilities					$5,101

Leased premises include farming facilities as well as office locations.

NOTE 12: ASSET RETIREMENT PROVISION

As of June 30, 2020, the Group estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms, ranging from 3 to 10 years, to be $275, discounted to present value of $187

NOTE 13: EQUITY

	Authorized	Issued and outstanding at
	June 30, 2020 (Unaudited)	June 30, 2020 (Unaudited)	December 31, 2019
	Number of shares
Common shares of no par value	Unlimited	84,720,630	83,620,630

On both January 13, 2020 and February 12, 2020 Dominion Capital exercised a combined total of 500,000 warrants to acquire 500,000 common shares resulting in proceeds of $200 being paid to the Company.

On March 11, 2020 the Company issued 500,000 common shares to the former CEO upon his resignation, see Note 17 for details.

On May 29, 2020, 100,000 common shares were issued to the COO/ CFO upon completion of the two year vesting period of 100,000 restricted stock units.

18

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

Revenues:

Details of the cryptocurrency mined by the Backbone operating segment and their related fair values at the time of mining are as follows:

	Three months ended June 30, 2020 (Unaudited)
	ISItcoln		Litecoin	Total $
Quantity	815		-	-
Fair value *	6,7	E3	-	6.763

	Three months ended June 30, 2019 (Unaudited)
	Litecoin	Total $	Bitcoin
Quantity	974	4,857	-
Fair value *	7,218	458	7,676

	Six months ended June 30, 2020 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	1,902	41	-
Fair value *	15,740	3	15,743

	Six months ended June 30, 2019 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	1,811	6,352	-
Fair value *	10,398	530	10,928

* The Company based the fair value of the cryptocurrency mined at the time of mining on the prices quoted on www.coinmarketcap.com, which calculates the price by taking the weighted average prices, based on volume, reported in each cryptocurrency market. The fair value measurement is categorized as level 2 in the fair value hierarchy.

19

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 15: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2020	2019
	Unaudited
Accounts receivable:
Companies controlled by directors	$15	$18
Accounts payable:
Directors’ remuneration (included in accrued liabilities)	$31	$-
Companies controlled by certain directors and consulting fees	115	15
	$146	$15

Lease liabilities:
Companies controlled by directors	$1,734	$2,000

Amounts due to related parties, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three and six month periods ended June 30, 2020:

1.	One of the companies in the Group made rent payments totaling approximately $109 and $217 for the three and six month periods ended June 30, 2020 (three and six month periods ended June 30, 2019 - $144 and $294) to companies controlled by directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	One of the companies in the Group entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $103 and $200 for the three and six month periods ended June 30, 2020 ($100 and $200 for the three and six month periods ended June 30, 2019).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of loss and comprehensive loss as follows:

	Three months ended June 30, Six months ended June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
General and administrative expenses	103	100	200	200
Financial expenses	39	53	73	89
	$142	$324	$273	$289

20

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 15: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Compensation of key management and directors:

Key management for the three and six months ended June 30, 2020 includes the Chief Executive Officer, Chief Operating Officer/Chief Financial Officer, and Executive Vice President. Key management for the three and six months ended June 30, 2019 includes the Group’s President, Chief Executive Officer, Chief Financial Officer, Executive Vice President, Vice President of Operations and Vice President of Infrastructure. The remuneration paid to directors and members of key management personnel are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Short-term benefits	$181	$271	$577	$502
Share based payments	154	1,439	1,102	1,549
	$335	$1,710	$1,679	$2,051

Details of the number of shares and loss used in the computation of net loss per share:

	Three months ended June 30 (Unaudited)
	2020		2019
	Weighted average share outstanding	Net loss attributable to the shareholders of the Company	Weighted average shares outstanding	Net loss attributable to the shareholders of the Company
	Number of shares (in thousands)		Number of shares (in thousands)
Total shares for the calculation of basic net loss per share	84,656	-	43,207	-
Total exchangeable shares	-	-	13,868	-
Total shares for the calculation of basic net loss per share	84,656	-	57,075	-
Net loss for the calculation of basic and diluted loss per share	-	$(3,730)	-	$(834)

21

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 16: NET LOSS PER SHARE (Cont.)

	Six months ended June 30, (Unaudited)
	2020		2019
	Weighted average share outstanding	Net loss attributable to the shareholders of the Company	Weighted average shares outstanding	Net loss attributable to the shareholders of the Company
	Number of shares (in thousands)		Number of shares (in thousands)
Total shares for the calculation of basic net loss per share	84,354	-	41,473	-
Total exchangeable shares	-	-	15,602	-
Total shares for the calculation of basic net loss per share	84,354	-	57,075	-
Net loss for the calculation of basic and diluted loss per share	-	$(6,154)	-	$(2,124)

Loss per share for the three and six month periods ended June 30, 2020 and 2019 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	Unaudited

Basic and diluted loss per share	(0.04)	(0.01)	(0.07)	(0.04)

NOTE 17: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is shown in the following table:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	Unaudited

Equity-settled share-based payment plans	254	1,460	1,264	1,571
Total expense arising from share-based
payment transactions	254	1,460	1,264	1,571

22

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 17: SHARE BASED PAYMENT (Cont.)

The share-based payment transactions entered into between the Group and its employees during the six month period ended June 30, 2020 are described below.

On June 28, 2020 the Board of Directors approved a stock option grant of 2,600,000 options to purchase 2,600,000 common shares in accordance with the stock option plan adopted on June 20, 2019. All options become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant.

The inputs used to value the grant using the Black-Scholes model are as follows:

Grant date	June 28, 2019
Dividend yield (%)	-
Expected share price volatility (%)	125%
Risk-free interest rate (%)	0.95%
Expected life of stock options (years)	3
Share price (Canadian Dollar) *	0.36
Exercise price (Canadian Dollar)	0.36
Fair value of options (USD)	0.19
Vesting period (years)	2
Quantity of options granted *	2,600,000

Details of the outstanding stock options as of June 30, 2020 are as follows:

	June 30, 2020 (Unaudited)
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	8,345,000	1.06
Granted	2,600,000	0.36
Exercised	-	-
Forefeited	(860,000)	0.99
Expired	(802,500)	0.99
Outstanding, June 30, 2020	9,282,500	0.81
Exercisable, June 30, 2020	6,133,435	1.00

The weighted average contractual life of the stock options as of June 30, 2020 was 3.25 years.

On March 11, 2020, Wes Fulford resigned as Chief Executive Officer (CEO) and Director of Bitfarms and its subsidiaries. In consideration for past services rendered, the former CEO’s stock compensation agreement was modified to immediately vest all unvested stock options, extend the expiration date of 3,000,000 options from 90 days subsequent to his resignation to July 31, 2022. Furthermore, the company granted the former CEO 500,000 common shares and modified 500,000 options to expire as of June 2020. The stock option modifications and grant of 500,000 common shares resulted in the Company recording stock compensation expense of $624.

23

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 18: SUBSEQUENT EVENTS

Dominion Loan extension and modification

In August 2020, the Company entered into a letter agreement with Dominion Capital where the Company will issue 1,000,000 shares to Dominion Capital in exchange for amending the maturity date of Tranche #2 from April 2021 to November 2021. The 10% make-whole clause described in Note 10 will remain in effect for the 6 month extension of the loan. In addition, a conversion feature was added to Tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature may be exercised by Dominion Capital at any time until the loan matures in June 2021. The letter agreement entered into by the Company and Dominion Capital is contingent upon regulatory approval as well as the completion of final loan documents.

Mining hardware lease agreement

In August 2020, the Company entered into a two year lease agreement for approximately $1,769 of mining hardware with expected delivery in late August 2020. The lease contains a bargain purchase option where the Company may purchase the leased equipment for $1.00 USD upon expiration of the lease agreement. Payments are approximately $21 per week for 104 weeks.

24